UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021 (Report No. 2)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On March 1, 2021, SciSparc Ltd. (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with several accredited and institutional investors providing for the issuance, in a private placement, of an aggregate of 1,152,628 units, as follows: (a) 916,316 units (as updated from the amounts set forth in Exhibit 99.1) at a price of $7.07 per unit, consisting of (i) one American Depositary Share (each, an “ADS”) each representing one hundred forty (140) ordinary shares, par value NIS 2.00 per ordinary share, of the Company, and (ii) one Series A Warrant and one-half Series B Warrant (together, the “Ordinary Warrants”), and (b) 236,312 pre-funded units (as updated from the amounts set forth in Exhibit 99.1) at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ADS and (ii) Ordinary Warrants (collectively, the “Securities”).

Aegis Capital Corp. acted as exclusive placement agent in the United States in connection with the offering.

The Company’s press release issued on March 1, 2021, which is attached hereto as Exhibit 99.1, provides additional information.

The Securities have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Securities.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by SciSparc Ltd. on March 1, 2021, titled “SciSparc Ltd. Announces $8.15 Million Private Placement.”

99.2	Form of Securities Purchase Agreement.

99.3	Placement Agency Agreement.

99.4	Form of Pre-Funded Warrant.

99.5	Form of Series A Warrant.

99.6	Form of Series B Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: March 2, 2021	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Financial Officer